UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of report: April 16, 2020
Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Belvedere Building, 69 Pitts Bay Road, Ground Floor
Pembroke, HM08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of the 2020 Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated April 16, 2020.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:
•
REGISTRATION STATEMENT ON FORM F-3D (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;

•
REGISTRATION STATEMENT ON FORM S-8 (NO. 333-213344) FILED WITH THE SEC ON AUGUST 26, 2016;

•
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-227129) FILED WITH THE SEC ON AUGUST 31, 2018; AND

•
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-233540) FILED WITH THE SEC ON AUGUST 30, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARDMORE SHIPPING CORPORATION
Date: April 16, 2020	By: /s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

 Exhibit I

ARDMORE SHIPPING CORPORATION Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda
April 16, 2020
Dear Shareholder,
On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2020 Annual Meeting of Shareholders of Ardmore Shipping Corporation. The annual meeting will be held at:
Place:
Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke, HM08,
Bermuda

Date:
May 29, 2020

Time:
10:00 a.m. Atlantic Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Ardmore Shipping Corporation. The purposes of the annual meeting will be to:
1.
Elect two Class I directors for a term of three years; and

2.
Transact such other business as may properly come before the annual meeting.

We are furnishing proxy materials to our registered shareholders over the Internet. On or about April 16, 2020, we will mail to our shareholders a notice containing instructions on how to access our 2020 proxy statement and annual report via the Internet and vote online. The notice will also provide instructions on how you can request a paper copy of these documents if you desire. If you hold your shares in street name, please vote your shares by following the instructions set forth in the notice provided by your broker, bank, trust, or other holder of record, which may permit you to submit your voting instructions by mail, by telephone or via the Internet.
We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.
Sincerely,
/s/ Anthony Gurnee

Anthony Gurnee
Chief Executive Officer

2020 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Why am I receiving these materials?	2
What information is contained in this proxy statement?	2
How may I obtain Ardmore’s annual report to shareholders?	2
How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
What items of business will be voted on at the annual meeting?	2
How does the Board recommend that I vote?	2
What shares can I vote?	2
What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
How can I attend the annual meeting?	3
How can I vote my shares in person at the annual meeting?	3
How can I vote my shares without attending the annual meeting?	3
Can I change my vote?	4
Is my vote confidential?	4
How many shares must be present or represented to conduct business at the annual meeting?	4
How are votes counted?	4
What is the voting requirement to approve each of the proposals?	4
Is cumulative voting permitted for the election of directors?	5
What happens if additional matters are presented at the annual meeting?	5
What should I do if I receive more than one set of voting materials?	5
How may I obtain a separate set of voting materials?	5
Who will bear the cost of soliciting votes for the annual meeting?	5
Where can I find the voting results of the annual meeting?	5
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	8
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT	10
PROPOSALS TO BE VOTED ON	12
PROPOSAL NO. 1 ELECTION OF DIRECTORS	12
INFORMATION ABOUT DIRECTORS STANDING FOR ELECTION	12
INFORMATION ABOUT THE DIRECTORS CONTINUING IN OFFICE	13
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	15
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	16
EXECUTIVE OFFICERS AND SENIOR MANAGEMENT	17
PRINCIPAL AUDITOR FEES AND SERVICES	19
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	20
i

ARDMORE SHIPPING CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
Time and Date	May 29, 2020 10:00 a.m. Atlantic Time
Place	Belvedere Building 69 Pitts Bay Road, Ground Floor Pembroke HM08 Bermuda
Items of Business	(1) To elect two Class I directors to our Board of Directors for a term of three years.
(2) To transact such other business as may properly come before the annual meeting.
Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.
Record Date	The record date for the annual meeting is April 6, 2020. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.
Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about April 16, 2020, we will mail to our shareholders a notice containing instructions on how to access our 2020 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire.
Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.
By Order of the Board of Directors
/s/ Paul Tivnan

Paul Tivnan
Secretary
April 16, 2020
This notice of annual meeting and proxy statement and form of proxy are being distributed on or about
April 16, 2020.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING
Q:
Why am I receiving these materials?

A:
The Board of Directors (or Board) of Ardmore Shipping Corporation, a corporation organized in the Republic of the Marshall Islands (or Ardmore), is providing these proxy materials to you in connection with Ardmore’s Annual Meeting of Shareholders, which will take place on May 29, 2020. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:
What information is contained in this proxy statement?

A:
The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and executive officers, and certain other information about us.

Q:
How may I obtain Ardmore’s annual report to shareholders?

A:
A copy of our 2019 annual report to shareholders is available in the “Investors” section of our website at www.ardmoreshipping.com.

Q:
How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:
You may obtain a copy of our 2019 Annual Report on Form 20-F from our website at www.ardmoreshipping.com in the “Investors” section of our website, and from the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2019 Annual Report on Form 20-F from:

Ardmore Shipping Corporation
Belvedere Building,
69 Pitts Bay Road, Ground Floor,
Pembroke, HM08
Bermuda
Attention: Investor Relations
Telephone: +1 441 405 7800
Email: info@ardmoreshipping.com
We will also furnish any exhibit to the Form 20-F, if specifically requested.
Q:
What items of business will be voted on at the annual meeting?

A:
The items of business scheduled to be voted on at the annual meeting are:

•
the election of two Class I directors to our Board for a term of three years; and

•
any other business that properly comes before the annual meeting.

Q:
How does the Board recommend that I vote?

A:
The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:
What shares can I vote?

A:
Each share of our common stock issued and outstanding as of the close of business on April 6, 2020, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of our common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had 33,225,535 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record; and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.
Q:
What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:
Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record
If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.
Beneficial Owner
If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.
Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.
Q:
How can I attend the annual meeting?

A:
You are entitled to attend the annual meeting only if you were an Ardmore shareholder as of the close of business on April 6, 2020 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. Atlantic Time.

Q:
How can I vote my shares in person at the annual meeting?

A:
Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:
How can I vote my shares without attending the annual meeting?

A:
Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:
Can I change my vote?

A:
You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:
Is my vote confidential?

A:
Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Ardmore or to third parties, except (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:
How many shares must be present or represented to conduct business at the annual meeting?

A:
The general quorum requirement for holding the annual meeting and transacting business is that holders of at least one-third of the total voting power of all shares of Ardmore common stock entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes (as explained below) will not be counted for purposes of determining the presence of a quorum.

Q:
How are votes counted?

A:
In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you “ABSTAIN” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Ardmore’s nominees to the Board, and in the discretion of the proxyholders on any other matters that properly come before the meeting.)
If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.
Q:
What is the voting requirement to approve each of the proposals?

A:
In the election of directors, the two persons receiving the highest number of  “FOR” votes at the annual meeting will be elected. Any other proposal will require the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:
Is cumulative voting permitted for the election of directors?

A:
No. Ardmore does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of our common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:
What happens if additional matters are presented at the annual meeting?

A:
Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Curtis Mc Williams, Anthony Gurnee, Paul Tivnan, James Watlington and Andrew Whalley, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. Please follow the voting instructions for each instruction card that you receive. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card that you receive.

Q:
How may I obtain a separate set of voting materials?

A:
If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Ardmore Shipping Corporation
Belvedere Building,
69 Pitts Bay Road, Ground Floor,
Pembroke, HM08
Bermuda
Attention: Investor Relations
Telephone: +1 441 405 7800
Email: info@ardmoreshipping.com
Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.
Q:
Who will bear the cost of soliciting votes for the annual meeting?

A:
We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:
Where can I find the voting results of the annual meeting?

A:
We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K following the annual meeting.

Q:
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:
You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals
For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than December 17, 2020. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:
Ardmore Shipping Corporation
Belvedere Building,
69 Pitts Bay Road, Ground Floor
Pembroke, HM08
Bermuda
Attention: Secretary
For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 120 days or more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.
Nomination of Director Candidates
You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership, comply with the further requirements set forth in our bylaws provisions regarding nomination of director candidates and be sent to our Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to elect such nominee and provide the information required by our bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will serve as a director if elected. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary within the time period described above under “Shareholder Proposals.”
Copy of Bylaws Provisions
You may contact our Secretary at the address set forth above for a copy of the relevant bylaws provisions containing the requirements for making shareholder proposals and nominating director candidates. Our bylaws are attached as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on April 3, 2020 and available on the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:
How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?

A:
You may submit any communication intended for Ardmore’s Board by directing the communication by mail or fax addressed to:

Ardmore Shipping Corporation
Belvedere Building,
69 Pitts Bay Road, Ground Floor,
Pembroke, HM08
Bermuda
Attention: Chair
Fax: + 1 441 292 2024
Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
Ardmore is committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Code of Ethics is available under the “Investors — Corporate Governance” section of our website at www.ardmoreshipping.com.
Board Independence
The Board has determined that each of our directors are “independent” under the rules of the New York Stock Exchange (or the NYSE) and the rules and regulations of the SEC, except for Anthony Gurnee, our Chief Executive Officer and President.
Board Structure and Committee Composition
We have chosen to separate the positions of Chair of the Board and Chief Executive Officer and to have those positions occupied by different individuals, believing that the primary purpose of the Chair of the Board and the Board is to protect shareholders’ interests by providing oversight of management and that such separation consequently promotes greater management accountability to our shareholders.
The Board currently consists of seven directors and, following the 2020 annual meeting of shareholders, the Board will consist of six directors.
The Board has the following standing committees: (1) Audit Committee; (2) Nominating and Corporate Governance Committee; and (3) Compensation Committee. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under the “Investors — Corporate Governance” section of our website at www.ardmoreshipping.com. During 2019, the Board held ten meetings. All of our directors attended all of these Board meetings with the exception of two absences. Each member of the Board committees attended all of their respective committee meetings in 2019 with the exception on of one absence. The Board has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board. Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis Mc Williams, the Chair of the Board. The membership of each of the Board committees as of the date of this proxy statement, and the number of meetings of each committee held in 2019, are as follows:
Name of Director	Audit	Compensation	Nominating and Corporate Governance
Independent Directors:
Mats Berglund		X	X
Brian Dunne	X*		X
Curtis Mc Williams	X	X*	X*
Peter Swift(1)		X
Helen Tveitan de Jong	X
Kirsi Tikka(2)
Non-independent Directors:
Anthony Gurnee
Number of Meetings in 2019	12	2	4

X
= Committee member

*
= Chair

(1)
In accordance with our director retirement policy, which provides for director retirement upon reaching 75 years of age, Dr. Peter Swift will not be standing for re-election at the 2020 annual meeting of shareholders.

(2)
Dr. Kirsi Tikka was appointed to the Board in September 2019. Dr. Tikka is expected to be appointed as a member of the Compensation Committee following the 2020 annual meeting of shareholders, following Dr. Swift’s retirement from the Board.

Audit Committee
Our Audit Committee is composed of three members. The Board has determined that each voting member of the Audit Committee is “independent” under the applicable rules of the NYSE and the rules and regulations of the SEC. All members of the committee are also financially literate under the applicable rules of the NYSE, and the Board has determined that Brian Dunne qualifies as an audit committee financial expert. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting, procedures and the adequacy of our internal accounting controls.
The report of the Audit Committee is included on page 20 of this proxy statement.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee currently is composed of three directors who are “independent” under the applicable rules of the NYSE. The Nominating and Corporate Governance Committee recommends director and committee member candidates to the Board. The committee also advises the Board regarding corporate governance practices.
Compensation Committee
Our Compensation Committee is composed of three directors who are “independent” under the applicable rules of the NYSE and the rules and regulations of the SEC, including Dr. Peter Swift, who is not standing for re-election at this 2020 annual meeting of shareholders. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.
Consideration of Director Nominees
The Nominating and Corporate Governance Committee uses a variety of methods to identify director nominees, such as professional search firms, shareholders or others. The committee considers properly submitted shareholder nominations for Board candidates. In evaluating director nominees, the committee considers the qualifications, skills, experience, background and knowledge of the nominees in light of the overall composition of the existing Board. For a description of the process for nominating directors in accordance with our bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.
Exemptions from NYSE Corporate Governance Rules
We, as a “foreign private issuer,” are not required to comply with certain corporate governance practices followed by U.S. companies under NYSE rules. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE practices required of U.S. listed companies, such as having a majority of independent directors, establishing a Compensation Committee and a Nominating and Corporate Governance Committee, adopting corporate governance guidelines and holding regular executive meetings of non-management directors.
The following is the significant way in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as us:
•
The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. Our board of directors approves the adoption of equity compensation plans in lieu of such shareholder approval, and we do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Compensation Philosophy
Our director and executive compensation policy aims to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of our compensation package for our directors and management will consist of equity interests in Ardmore in order to promote this alignment of interests.
Equity Incentive Plan
We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award. The plan is administered by the Compensation Committee of the Board. For additional information about the plan please see Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2019.
Director and Senior Management Compensation
We paid $2.4 million in aggregate cash compensation to members of our senior executive officers for 2019. On April 4, 2018 we cancelled 1,078,125 stock appreciation rights awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of our common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “Replacement SARs”). On March 7, 2019, we granted 560,000 SARs to certain of our senior executive officers (together with the Replacement SARs, the “New SARs”). The New SARs will vest in three equal tranches, have a contractual term of seven years and provide for certain dividend equivalent rights, pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest. The New SARs do not have a market condition and were valued using the Black-Scholes model. The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of Ardmore, and are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the plan.
On January 2, 2019, we granted 176,659 restricted stock units (“RSUs”) to certain of our senior executive officers that will vest in two equal annual tranches. On March 7, 2019, we granted 86,210 RSUs to certain of our senior executive officers that will vest in three equal annual tranches. On May 28, 2019, we granted 59,237 RSUs to certain of our directors that will vest in twelve months from the date of grant. Under an RSU award, the grantee is entitled to receive a share of our common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of our common stock. The cost of RSUs will be recognized by us on a straight-line basis. Our policy for issuing shares upon the exercise, if any, of the RSUs is to register and issue new common shares to the beneficiary.
On November 4, 2019, we granted 1,146,517 dividend equivalent rights (“DERs”) to certain of our officers.
Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the grant date, the grantee is entitled to receive a share of our common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the fair market value of a share on the date the dividends are paid. The Board may grant DERs with respect to grants of stock options and SARs. Please see Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2019 and Note 14 “Share based compensation” to our consolidated financial statements included in such Annual Report, for additional information about the SAR awards, RSUs and DERs.
For 2019, each of our non-employee directors received cash compensation in the aggregate amount of $65,000, plus an additional fee of  $20,000 for a director serving as Chair of the Audit Committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the Audit Committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair of the Board received an additional $42,500. We paid $0.5 million in aggregate cash compensation to our directors for 2019. We do not have a retirement plan for our officers or directors.
Each director and officer is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1: ELECTION OF DIRECTORS
Ardmore’s Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2020 annual meeting, shareholders will elect two Class I directors to serve for three-year terms until the 2023 annual meeting and until their successors are elected. One existing Class I director, Dr. Peter Swift, is not standing for re-election at the 2020 annual meeting of shareholders in accordance with our director retirement policy, which provides for director retirement upon reaching 75 years of age. The remaining four directors are divided into two Class II directors and two Class III directors, whose terms expire in 2021 and 2022, respectively. Votes at the 2020 annual meeting may not be cast for a greater number of director nominees than two.
Information regarding the business experience of each nominee and each continuing director is provided below. There are no family relationships among our executive officers and directors.
If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
The two persons receiving the highest number of  “FOR” votes represented by shares of Ardmore’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.
The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Curtis Mc Williams, Anthony Gurnee, Paul Tivnan, James Watlington and Andrew Whalley, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.
The Board recommends a vote FOR the election to the Board of each of the following nominees:
INFORMATION ABOUT DIRECTORS STANDING FOR ELECTION
Class I Directors (terms would expire in 2023)
Mats Berglund
Director since 2018
Age 57
Mats Berglund has been a director of Ardmore since September 2018. Since June 2012 he has been the Chief Executive Officer and a Director of Pacific Basin, a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships. Mr. Berglund has more than 30 years of shipping experience in Europe, the United States and Asia, including as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy and Head of Crude Transportation for Overseas Shipholding Group. Previously, he served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena’s parent company for all shipping activities. Mr. Berglund holds an Economist (Civilekonom) degree from the Gothenburg University Business School and is a graduate of the Advanced Management Program at Harvard. He is an Executive Committee Member of the Hong Kong Shipowners Association and serves on the North of England P&I Club Members Board.
Kirsi Tikka
Director since 2019
Age 63
Kirsi Tikka was appointed as a director of Ardmore in September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. She is a Fellow of both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects. Dr. Tikka has over 30 years of shipping experience having recently retired from the American Bureau of Shipping (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley, and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.
INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE
Set forth below is information about other Ardmore directors with terms continuing as of the 2020 annual meeting.
Class II Directors (terms expire in 2021)
Anthony Gurnee
Director since 2013
Age 60
Anthony Gurnee has been our President, Chief Executive Officer and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy engaged in the development of offshore floating wind waves energy and sustainable aqua culture projects.
Helen Tveitan de Jong
Director since 2018
Age 52
Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 32 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam’s Erasmus University.
Class III Directors (terms expire in 2022)
Brian Dunne
Director since 2013
Age 53
Brian Dunne has been a director of Ardmore since June 2010. He is also a director of ReAssure and Ark Life Assurance Company (subsidiaries of SwissRe in the UK and Ireland), Chorus Aviation Capital (Ireland), AASET 2018-2 and AASET 2019-2. He was previously a director of Aergen Aviation Finance, Chair of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur

Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post-graduate diploma in Professional Accounting from the University College Dublin.
Curtis Mc Williams
Director since 2016
Age 64
Curtis Mc Williams has been a director of Ardmore since January 2016 and has been our Chair since January 1, 2019. Mr. Mc Williams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as an Independent Director and Chair of the Audit Committee of Braemar Hotels & Resorts Inc. and as a member of the RW Holdings NNN REIT, Inc. Board of Directors. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chair of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding beneficial ownership, as of April 6, 2020 (except as otherwise noted), of our common stock by:
•
each person or entity known by us to beneficially own 5% or more of our common stock; and

•
all our current directors, executive officers and senior management, as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.
The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after April 6, 2020 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Beneficial Ownership Table
	Shares Beneficially Owned
Identity of person or group	Number	Percentage(1)
Russell Investments Group, Ltd.(2)	3,699,937	11.14%
Aristotle Capital Boston, LLC(3)	3,344,950	10.07%
Dimensional Fund Advisors LP(4)	2,066,143	6.22%
Donald Smith & Co., Inc.(5)	2,014,204	6.06%
BlackRock, Inc.(6)	1,967,795	5.92%
All directors and executive officers as a group	*	*

(1)
Based on 33,225,535 shares of common stock outstanding on March 15, 2020.

(2)
This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on April 5, 2019.

(3)
This information is based on the Schedule 13G filed with the SEC on January 9, 2020. According to this Schedule 13G, Aristotle Capital Boston, LLC possessed sole voting power over 2,240,391 shares and sole dispositive power over 3,344,950 shares.

(4)
This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 12, 2020. According to this Amendment No. 1 to Schedule 13G, Dimensional Fund Advisors LP possessed sole voting power over 1,976,873 shares and sole dispositive power over 2,066,143 shares.

(5)
This information is based on the Schedule 13G filed with the SEC on February 10, 2020. According to this Schedule 13G, Donald Smith & Co., Inc. possessed sole voting power over 1,967,384 shares and sole dispositive power over 1,982,084 shares; DSCO Value Fund, L.P. possessed sole voting power over 10,393 shares and sole dispositive power over 10,393 shares; Jon Hartsel possessed sole voting over 18,527 shares and sole dispositive power over 18,527 shares; and Kamal Shah possessed sole voting power over 3,200 shares and sole dispositive power over 3,200 shares.

(6)
This information is based on the Amendment No. 1 to Schedule 13G filed with SEC on February 5, 2020. According to this Amendment No. 1 to Schedule 13G, BlackRock, Inc. possessed sole voting power over 1,889,908 shares and sole dispositive power over 1,967,795 shares.

*
Less than 1% of outstanding shares of our common stock.

As of March 15, 2020, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 33,056,409 shares of our common stock, representing approximately 94% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Neither we nor any of our subsidiaries engaged in, or were a party to, any related party transactions during 2019.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT
The following table provides information about our executive officers. Ages are as of April 16, 2020.
Name	Age	Position
Anthony Gurnee	60	President and Chief Executive Officer
Mark Cameron	54	Executive Vice President and Chief Operating Officer
Paul Tivnan	40	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Gernot Ruppelt	38	Senior Vice President and Chief Commercial Officer
Anthony Gurnee	For information on the business background of Mr. Gurnee, see “Information About Directors Continuing in Office” above.
Mark Cameron	Mr. Cameron is the Executive Vice President and Chief Operating Officer for Ardmore. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. In addition, Mr. Cameron is the past Chair of the International Parcel Tankers Association (IPTA), is on the Board of the West of England P&I Club and is also an advisory Board Member to the NGO Carbon War Room. From 2008 to 2010, Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.
Paul Tivnan	Mr. Tivnan is Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Ardmore. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young in the Financial Services Advisory department specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting, each from Dublin City University. He is a graduate of the Insead and London Business School Executive Leadership programs, a Fellow of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.
Gernot Ruppelt	Mr. Ruppelt is the Chief Commercial Officer and Senior Vice President. Mr. Ruppelt has been in charge of Ardmore’s commercial activities since joining as Chartering Director in 2013, and was promoted to his current position in December 2014. Mr. Ruppelt has extensive commercial and management experience in the maritime industry. Prior to Ardmore he was a Projects Broker with Poten & Partners in New York for five years and, for seven years before that, Mr. Ruppelt worked for Maersk Broker and A.P. Moller — Maersk in Copenhagen, Singapore and Germany. Mr. Ruppelt is a director of Anglo Ardmore Ship Management Limited. He also represents Ardmore at the INTERTANKO Council and as Chair of their Commercial & Markets Committee. Mr. Ruppelt completed the two-year ‘Maersk International Shipping Education’ program and graduated from Hamburg Shipping School. He is also a member of the Institute of Chartered Shipbrokers in London.

Executive Employment Agreements
We have entered into employment agreements with our four executive officers: Anthony Gurnee, Paul Tivnan, Mark Cameron and Gernot Ruppelt. These employment agreements became effective as of August 1, 2013 and all will terminate in accordance with their terms. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one-year non-solicitation and one-year non-compete clauses following the cessation of the employee’s employment with us.
The employment agreements require that we maintain director and officer insurance and that we indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

PRINCIPAL AUDITOR FEES AND SERVICES
Our principal accountants for the fiscal year 2018 and for 2019 through December 3, 2019 were Ernst & Young. Our principal accountants from December 3, 2019 through December 31, 2019 were Deloitte & Touche LLP.
Audit Fees.   The audit fees for the audit of each of the years ended December 31, 2019 and 2018 were $0.5 million and $0.6 million respectively.
Audit-Related Fees.   The audit-related fees billed by our principal accountants in 2019 and 2018 were $55,000 and $75,000, respectively.
Tax Fees.   There were no tax fees billed by our principal accountants in 2019 or 2018.
Other Fees.   There were no other fees billed by our principal accountants in 2019 or 2018.
The Audit Committee of the Board is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.
The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2018.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from us for such advice and assistance.
Ardmore’s management has primary responsibility for preparing Ardmore’s consolidated financial statements and for Ardmore’s financial reporting process. Our independent auditors, Deloitte & Touche LLP, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.
In this context, the Audit Committee reports as follows:
1.
The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2019 with Ardmore’s management.

2.
The Audit Committee has discussed with the independent auditors the matters required to be discussed by the U.S. Public Company Accounting Oversight Board, as amended or modified.

3.
The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board, and has discussed the matter of independence with the independent auditors.

4.
Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Ardmore’s audited consolidated financial statements be included in Ardmore’s Annual Report on Form 20-F for 2019, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.
Brian Dunne, Chair
Curtis Mc Williams
Helen Tveitan de Jong